SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 1, 2009

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒          Form 40-F   ☐

Enclosures:

Nokia press release dated September 2, 2009: Nokia seizes social internet and amplifies music experience

Nokia press release dated September 3, 2009: Nokia expands ecosystem opportunities and showcases work with partners, publishers and developers

Nokia press release dated September 11, 2009: Nokia has acquired Plum

Nokia press release dated September 28, 2009: Nokia acquires Dopplr

Nokia Siemens Networks press release dated September 8, 2009: Nokia Siemens Networks appoints Ashish Chowdhary as head of Services

NAVTEQ press release dated September 14, 2009: NAVTEQ Acquires Acuity Mobile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2009		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel

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PRESS RELEASE

September 2, 2009

Nokia seizes social internet and amplifies music experience

Stuttgart, Germany – Today, at Nokia World, the annual destination for people with passion for mobility, Nokia unveiled a combo that can change how people connect with each other and offer new and exciting ways to give everyone, everywhere, the power to make the most of every moment. With today’s news, together with Nokia’s recent announcements - Nokia Money, the Nokia N900, Nokia Booklet 3G, Nokia 5230 and Nokia 5800 Navigation Edition - Nokia expands in new directions for changing the ways people go about their lives.

Olli-Pekka Kallasvuo, CEO, Nokia, commented: “Nokia aims at reaching the many, not the few, with our rich portfolio of services. We are doing this through an increasing number of open partnerships with world leaders in many fields. We are proud to lead the charge in smartphones and beyond as manifested in the Nokia N900 and Nokia Booklet 3G, two great examples of how the world is changing and Nokia is driving this change.”

Opening up the next innovative chapter of personal and location-aware internet, Nokia announced lifecasting with Ovi, a partnership with the world’s largest social network, Facebook. Lifecasting with Ovi is the first application to let people publish their location and status updates directly to their Facebook account from the home screen of a mobile device. Lifecasting goes beyond just publishing your status - it is about building deeper and closer connections between people. It triggers new kinds of communication patterns, such as sending messages or status updates or even navigating to a friend or a place.

Lifecasting will premiere on the new Nokia N97 mini, companion to the successful Nokia N97. Designed with a social and style-conscious consumer in mind, the Nokia N97 mini is a smaller mobile computer with stylish stainless steel cues, featuring a tilting 3.2” touch display, QWERTY keyboard and fully customizable homescreen that makes each Nokia N97 mini as unique as a fingerprint. The Nokia N97 mini delivers a truly personal internet experience in a compact handset based on the iconic design of the Nokia N97.

Jonas Geust, Vice President of Nokia Nseries, commented: “People want to bring their physical and online worlds together via the internet. The Nokia N97 mini is designed for this new social internet and to help navigate people and places. With lifecasting, the Nokia N97 mini and Ovi usher in the next chapter of personal and location-aware internet.”

Lifecasting with Ovi will be available for both the Nokia N97 and Nokia N97 mini via Nokia Beta Labs. The Nokia N97 mini features new software which will be released in October as a free update for the Nokia N97. The new software brings compelling new experiences to both devices, including new homescreen widgets and additional usability improvements including flick scrolling.

The Nokia N97 mini is powered by a new Ovi Maps experience which makes searching, finding and navigating even easier. In addition to global pedestrian navigation, people can access premium content from Lonely Planet, Michelin and Wcities, turning the Nokia N97 mini into the world’s smallest travel companion.

Users can personalise the homescreen of their device even further with thousands of different applications and services available from the Ovi Store. From games, videos and podcasts to productivity tools and web services, Ovi Store is the easiest way to fill the Nokia N97 mini’s homescreen with applications that reflect individual tastes. The Nokia N97 mini is expected to begin shipping in October 2009 for an estimated retail price of EUR 450 before taxes and subsidies.

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The Comes With Music story continues with the Nokia X6

Pioneering new ways for the world to experience music, Nokia today announced the launch of the new Nokia X6. Capable of playing up to 35 hours of music, the Nokia X6 is a powerful entertainment device, combining 32GB of on-board memory with a slick 3.2” finger touch interface.

The ultimate device for music lovers and social butterflies, the Nokia X6 has a 16:9 widescreen optimised for photos, videos and browsing. With direct access to Ovi Store, the Nokia X6 is a hive of activity that brings 20 friends and virtual communities, like Facebook, to your homescreen.

Jo Harlow, Vice President, Nokia, commented: “The Nokia X6 and Comes With Music is a powerful combination, enabling music fans to download all the music they could ever want — quickly, easily and for free. We’re giving people convenient access to and ownership of a vast music library and an exciting new touchscreen device to play their music on.”

The new Nokia X3 also joins Nokia’s music portfolio. The Nokia X3 is designed for music lovers and is the first Series 40 Ovi Store-enabled device. The Nokia X3 is a sleek and compact music device that comes with stereo speakers, built-in FM radio, and a 3.2 megapixel camera.

To make the most of the entertainment experience, Nokia introduced the Nokia Mini Speaker MD-9, a pocket-size speaker for big sound, and the Nokia Bluetooth Stereo Headset BH-505, an ergonomic and lightweight neckband headset for great music and call audio quality also in noisy environments.

The Nokia X6 has an estimated retail price of EUR 450, with the Nokia X3 retailing for an estimated EUR 115. Prices are before taxes and subsidies, and both devices will ship during the fourth quarter of 2009.

Please visit www.nokia.com/press for press materials, including photos and product information.

For more information on Nokia World 2009, please visit: http://events.nokia.com/nokiaworld.

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways - fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

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PRESS RELEASE

September 3, 2009

Nokia expands ecosystem opportunities and showcases work with partners, publishers and developers

Nokia makes it easier for web publishers and developers to create applications with integrated services with Ovi APIs and Ovi SDK Beta introducing a new breed of applications for the web and smartphone platforms

Stuttgart, Germany — Nokia today made it easier for web publishers and developers to create applications with integrated services and native-like user interfaces, quickly and with less effort with new Ovi APIs and the Ovi SDK Beta. Announced at its annual Nokia World conference, the company said it will progressively roll out web and mobile APIs for its services, beginning with the Ovi Maps Player API and the Ovi Navigation Player API for cutting-edge location solutions on its smartphones. The company also hosted a keynote from Henri Moissinac, Director of Mobile, Facebook, highlighting the opportunities in mobile social networking and the close collaboration between the two companies.

“This is just the beginning. We will work in close cooperation with developers to evolve the offering, starting with social location solutions,” said Niklas Savander, EVP, Services, Nokia. “Our goal is clear, and that is to make it effortless for our partners to create highly appealing, context-relevant applications that consumers will find indispensable.”

Nokia has already been working with key partners such as Lonely Planet, Deutsche Bahn, Associated Press, Qype, National Geographic, Deutsche Telekom Medien and Langenscheidt to create example applications using the Ovi SDK Beta and Ovi APIs (Click http://events.nokia.com/nokiaworld to see the Ovi SDK video).

Web partner discusses developing with Nokia

“We’ve been very pleased with our relationship with Nokia,” said Henri Moissinac, Director of Mobile, Facebook. “Since its release in June, the Facebook application for Nokia is available for download in more than 150 countries and is currently one of the most distributed applications in the Ovi Store. Needless to say, it’s really exciting to be working so closely with the largest handset manufacturer in the world to bring our 250 million users worldwide an innovative Facebook experience on their mobile devices — and this is just the beginning.”

The Ovi for Developers beta program

Nokia is inviting developers to join the Ovi for Developers beta program on the Forum Nokia Developer Community site (www.forum.nokia.com/Ovi), and will make the Ovi SDK Beta and Ovi APIs available to them. Applications created with Ovi SDK and Ovi APIs will be distributed through the Ovi Store in 2010, bringing the applications available to the hands of millions of consumers around the world.

The Ovi SDK Beta and Ovi APIs

The technology preview, now available to developers via registration, contains:

Ovi SDK Beta — an easy-to-use, web-based toolbox which provides tools to create applications for the web, and Symbian and Maemo platforms, with integrated Ovi features and a distinct user interface. The Ovi SDK Beta contains the Ovi APIs and all-new Ovi User Interface (UI) libraries, which enable effortless creation of rich applications. The Ovi SDK Beta utilizes standard web technologies — HTML, Cascading Style Sheets (CSS) and JavaScript (JS) — programming languages that are most familiar to the world’s developer community.

Ovi APIs — provide developers with a simple way to integrate service features such as maps or navigation to their web applications. Nokia today introduced the first two Ovi APIs:

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• Ovi Maps Player API — bringing maps to mobile and web applications effortlessly. The API is powered by Ovi Maps and features over 180 country maps, location-based search and detailed place information. Other features include vector-based maps that give a range of views, including map, terrain and 3D modes for dynamic map mash-ups. Nokia first introduced the Ovi Maps Player API for the web earlier this year.

• Ovi Navigation Player API — allowing developers to bring Nokia’s industry-leading walk and drive navigation features to their applications, including pedestrian navigation, turn-by-turn car navigation and route planning. This makes it possible for content creators to create applications that take the consumer to his destination of choice — be it to a friend’s location, a landmark, a restaurant, or the bus stop.

Nokia announces the Apps on Maps category winner of the 2009 Calling All Innovators competition

Nokia also announced the Apps on Maps category winner of the 2009 Calling All Innovators competition. Using the Ovi SDK Beta, Primordial, from St. Paul, Minnesota emerged tops in its category by creating Ground Guidance, an application based on technology originally built for the U.S. Army. The application, which wins USD 30,000 amongst other prizes, enables the Ovi Maps user to get from one point to another, even if there are no roads or road data. With the application, all a user would need are his start and end point — and Ground Guidance would present him with a walkable path while avoiding undesirable terrain such as steep hills or water. Calling All Innovators, launched in March 2009, is a global mobile developer competition designed to generate applications and solutions that enhance the use of Nokia mobile devices in real-world scenarios. Apps on Maps participants were required to submit new ideas that harness the power of location-aware services using Ovi Maps.

* More information about the Ovi SDK Beta, Ovi Maps Player API and Ovi Navigation Player API are available from the Forum Nokia website, http://www.forum.nokia.com/Ovi.

Please visit www.nokia.com/press for press materials, including photos and product information.

For more information on Nokia World 2009, please visit: http://events.nokia.com/nokiaworld.

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways - fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

Key Ovi ecosystem partners collaborate with Nokia for location solutions

Mathias Hüske, Divisonal Director Online Sales, Deutsche Bahn Vertrieb GmbH: “We are fascinated by the possibilites of the new OVI platform. It enables us to offer truly innovative services to our customers and makes travel planning easier.”

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Phil Chambers, CTO, Qype GmbH: “We jumped at the chance to become a part of the development of the Ovi SDK Beta, and to bring Europe’s best local application to the Ovi platform. The ease of development and fast time-to-market were key factors in us making this investment, and I look forward to millions of users across Europe using Qype Radar on their Nokia handsets soon.”

Chris Boden, Director of Mobile & Innovation, Lonely Planet: “We are thrilled to be one of the first companies developing on Nokia’s Ovi Maps platform, creating a new generation of intelligent, contextually-aware travel guides. Lonely Planet’s trusted content, made available regardless of time or place, teamed with Nokia’s reach will help more travellers get to the heart of a place.”

Ben Broshi, VP New Markets, DeutscheTelekom Medien: “We are excited, after working together with Nokia for so many years, to see Nokia reaching for the next level and we’re proud of being part of this movement with one of the very first apps created with the Ovi SDK Beta, called DasÖrtliche.”

Paul Levine, EVP, Interactive Platforms Group and Business Development, National Geographic: “Ovi is an ideal platform on which we can develop compelling National Geographic mobile applications. It enables us to leverage rich content from across the entire Society, including Travel, Maps, and Photography, in new and innovative ways.”

Benjamin Mosse, director of mobile products at The Associated Press: “Working with the Nokia team, the AP Mobile team was able to develop the AP Mapix app in just six weeks. The Ovi API innovation makes it easy for us to develop a highly customizable mobile news app that provides consumers with the ability to choose their news, anytime and anywhere.”

Greg Turley, CEO of CarTrawler: “We are delighted to be the first car rental application to enable Nokia customers across Europe and the world to access the full local inventory for car rentals. In the fast changing world of travel and telecom technology CarTrawler is constantly working to innovate with new standards based technologies to make it faster and easier for customers to make a car rental reservation through CarTrawler.”

James Brady, founder and president of Earthcomber LLC: “When you look ahead, you see a crucial difference between Google and Ovi. Not only is the environment better, Ovi produces amazing visual perspectives. It’s ultimately control and flexibility that count — you don’t want to arrive at a dead end with your application. We can see immediately that Ovi supports openness and is built, frankly, for orchestrating technologies into the unique experience you’re always aiming for.”

Malte Bumenthal, vice president new media at CTS EVENTIM AG: “EVENTIM offers a state of the art webshop to serve millions of European customers with tickets and information from the world of live entertainment. Wih the EVENTIM Tourbus application users can get closer to the events, tour and music of their favourite bands. Thanks to Ovi APIs, a new dimension is opened for EVENTIM’s mobile users.”

Tobias Ragge, Managing Director of HRS — HOTEL RESERVATION SERVICE: “We are extremely delighted to be one of the launching partners on the Ovi platform. Thereby millions of Nokia customers get access to our hotel database with more than 250.000 hotels worldwide. With the new application, searching and booking a hotel on your Nokia mobile phone is child’s play — fast and comfortable — no matter where you are.”

Henry Bennett, Managing Director, Island Wall Entertainment: “This is a fantastic opportunity for our company to produce one of the apps utilizing the exciting Ovi platform. We will be looking forward to both porting existing product across to the Ovi Store, whilst developing new applications exclusively for the Nokia customer base.”

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Rolf Müller, Publishing Director at Langenscheidt KG: “New media have been an important part of our portfolio for decades now. In the world of mobile devices, where things move at the speed of light, it is vital to have strong partnerships in order to keep abreast of the technological developments and changes in user behaviour. The cooperation with Nokia offers us the ideal opportunity to combine our own top-quality standards with leading technology and creative distribution channels.”

Stefan Heimerl, CEO MECOMO AG: “The Ovi platform provides a fantastic opportunity for us to bring location content to users exactly at the time they need it — when they are on the go. Thus, it perfectly supports the goal of our services: To make everyday life easier by providing efficient and reliable guidance, no matter if it’s the next emergency pharmacy or the next ATM that you are looking for.”

Clay Babcock, Vice President, Primordial Inc: “Ovi platform was exactly what we were looking for. We needed a rich LBS/Mapping platform for mobile devices that would target a large user base. We found all of that and more with Ovi. Not only is the mapping development environment for devices very rich, but that same environment exists on Ovi Maps Player API for the web. That allows almost 100% reuse of our development effort, and means that we can deliver our innovative pedestrian routing solution to even more users. It’s a huge advantage for us. In addition, the Nokia team has been a true pleasure to work with. They understand the needs of the development community, and really want us to succeed.”

Konrad Hübner, CEO of Skycoders (Munich): “For a small company like Skycoders, it is a great opportunity to work with the Ovi APIs right from the beginning. This allows us to prove that even a small team can build a powerful application based on Ovi SDK Beta in a really short time.”

Bruno Pellegrini, CEO, TheBlogTV: “We are proud of being Nokia’s partner in this new challenge. We will put all our unique competencies in crowdsourcing and user generated content to support the diffusion of Ovi and make it a big success.”

Amnon Sarig, President, TuneWiki: “We found out that Ovi Maps offer a unique and much richer and immersing mapping experience. Just as important is the support that we received from the entire team at Forum Nokia, to develop and deploy our solutions. We work with many mobile vendors, and the Nokia team gives a perfect example how developers should be supported and treated in the life cycle of developing an application.”

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PRESS RELEASE

September 11, 2009

Nokia has acquired Plum

Espoo, Finland – San Francisco, United States – Nokia and Plum today announced that Nokia has acquired certain assets of Plum Ventures, Inc, a privately held company which employed approximately 10 people with main offices in Boston, Massachusetts. Plum will complement Nokia’s Social Location services.

The acquired Plum assets will become part of Nokia’s Services unit.

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways - fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

About Plum Ventures, Inc

Plum develops and operates a cloud-based social media sharing and messaging service for private groups. Plum-powered groups are ideally suited for families, co-workers, neighborhoods, sports, schools, faith and any other existing social group. The company has offices in San Francisco and Boston and is privately held. For more information please visit, www.plum.com

Media Enquiries:

Nokia Communications

Tel. +358 7180 34900

E-mail: press.services@nokia.com

www.nokia.com

PRESS RELEASE

September 28, 2009

Nokia acquires Dopplr

Espoo, Finland - Nokia and Dopplr announced today that Nokia has acquired Dopplr Oy, a privately-held mobile service provider for international travelers. Dopplr has a team of seven people with offices in London and Helsinki. The Dopplr team brings to Nokia’s Services unit unique know-how in creating internet-based communities and showing their journeys, experiences and tastes collectively on the web.

The acquisition does not change the current Dopplr service which is available at Dopplr.com and on platforms where Dopplr is integrated.

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways - fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

About Dopplr

Dopplr is a service for smart travellers. Dopplr members share personal and business travel plans privately with their networks, and highlight interesting places to stay, eat and explore in cities around the world. Dopplr presents this collective intelligence - the travel patterns and preferences of the world’s most frequent travellers - as a Social Atlas.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.services@nokia.com

www.nokia.com

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Press Release

Espoo, Finland - September 8, 2009

Nokia Siemens Networks appoints Ashish Chowdhary as head of Services

Ashish Chowdhary has been appointed to lead the services business at Nokia Siemens Networks, effective October 1, 2009, when the current head, Rajeev Suri, becomes chief executive officer. Chowdhary, currently responsible for managed services, will join the company’s executive board and be based in Noida, near New Delhi, India.

“As head of one of the fastest growing segments within Services and a proven leader, Ashish is the natural successor to Rajeev,” said Simon Beresford-Wylie, Nokia Siemens Networks’ chief executive officer. “He will make an excellent addition to our Executive Board.”

“Ashish has a deep understanding of our customers from his leadership of managed services,” said Rajeev Suri. “Having worked closely with Ashish for many years I know him as someone with a passion for winning, for growing businesses, and for exploring new business models in this fast transforming industry.”

Chowdhary has 20 years experience in the telecommunications and IT industries. He joined Nokia in December 2003 as head of the company’s networks business in India and continued in this role for Nokia Siemens Networks. Under his leadership, Nokia Siemens Networks became the number one telecoms equipment vendor in India. He became head of Managed Services in October 2007.

Prior to joining Nokia, Chowdhary was vice president for enterprise business with Hughes Communications Ltd, India, having spent time as a software and project engineer for Hughes Network Systems in the United States.

Chowdhary holds an undergraduate degree in mathematics from Delhi University, a masters degree in computer science from Emory University and an MBA from the Wharton School at the University of Pennsylvania. Chowdhary, 44, is an Indian citizen and married with two children.

Note to editors:

A biography and photos of Ashish Chowdhary are available online at:

http://www.nokiasiemensnetworks.com/global/Press/Materials/Management/Ashish+Chowdary.htm?languagecode=en

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of telecommunications services. With its focus on innovation and sustainability, the company provides a complete portfolio of mobile, fixed and converged network technology, as well as professional services including consultancy and systems integration, deployment, maintenance and managed services. It is one of the largest telecommunications hardware, software and professional services companies in the world. Operating in 150 countries, its headquarters are in Espoo, Finland. www.nokiasiemensnetworks.com

Nokia Siemens Networks

Media Relations

PO Box 1

Fl-02022 Nokia Siemens Networks

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Engage in conversation about Nokia Siemens Networks’ aim to reinvent the connected world at http://unite.nokiasiemensnetworks.com and talk about its news at http://blogs.nokiasiemensnetworks.com

Find out if your country is exploiting the full potential of connectivity at http://connectivityscorecard.org

Media Enquiries

Nokia Siemens Networks

Press office

Phone: +358 7180 31451

Email: mediarelations@nsn.com

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NEWS

FOR IMMEDIATE RELEASE

Editorial Contacts:

Kim Isele	Bob Richter
NAVTEQ	for NAVTEQ
Tel: 312-894-7719	Tel: 212-802-8588
e-M: kim.isele@navteq.com	e-M: bob@richtermedia.com

NAVTEQ Acquires Acuity Mobile
Acquisition Expands Existing Location Based Advertising Capabilities

Chicago, IL — September 14, 2009 — NAVTEQ, the leading global provider of digital map, traffic and location data for in-vehicle, portable, wireless and enterprise solutions, has acquired Acuity Mobile. NAVTEQ has worked with Acuity Mobile for several years, leveraging Acuity’s leading mobile location-based advertising delivery platform to differentiate NAVTEQ’s interactive advertising capabilities. The acquisition is a natural extension of the successful relationship between the two companies.

The acquisition of Acuity Mobile, a US-based company with approximately 18 employees prior to close, underscores NAVTEQ’s commitment to and investment in location-based advertising technology and solutions. Earlier this year, NAVTEQ launched NAVTEQ LocationPoint™ Advertising which enables advertisers to reach and engage consumers where and when they are making shopping and purchasing decisions. NAVTEQ has been leveraging Acuity Mobile technologies to meet the increasing demand for location-aware advertising services as the volume of location-aware devices and applications has grown.

Acuity Mobile’s embedded mobile advertising platform (eMAP) technology enables precise location targeted advertising. The company provides platform-independent, real-time, interactive content which can be targeted based on relevance of offer, recipient preferences, and exact location. The service supports robust campaign management, tracking and reporting as well as APIs for integration into marketing databases providing content, promotions and advertising to virtually any application on any platform

“Acuity Mobile has developed unique technical capabilities in geo-targeted messaging that is considered to have higher value since it targets consumers when they are mobile and ready to purchase,” said Gregg Smith, Acuity’s former CEO. “NAVTEQ has been leveraging our capabilities for some time and, with NAVTEQ’s commitment to grow location-based advertising, it made sense for the companies to align more closely.”

“The acquisition of Acuity Mobile further strengthens our eight plus years in location-based advertising and interactive advertising,” explained Chris Rothey, vice president, Advertising, NAVTEQ. “Our research indicates that the more finely we target advertising, the higher value it brings to consumers and advertisers alike. NAVTEQ is committed to providing the leading location-based advertising capabilities and Acuity Mobile technology is an important piece of this.” NAVTEQ LocationPoint enables clients to target consumers with geographic precision. In turn, consumers will have advertising move with them, as their mobile mapping applications present ads, offers, coupons, or other promotions, based on their preferences. Advertising capabilities include audio, rich graphics, or calls to action such as routing to the closest advertiser storefront. NAVTEQ made an investment in Acuity Mobile in March 2008. Terms of the acquisition are not disclosed.

About Acuity Mobile

Acuity Mobile is a leading provider of mobile marketing content delivery solutions. Acuity Mobile’s Embedded Mobile Advertising Platform (eMAP) is a patented technology that enables Spot Relevance™ - the ability to deliver targeted marketing content to the right person, at the right time, in the right location. eMAP technology is used by large brands, advertisers and content owners to deliver relevant content (ads, offers, traffic, weather, etc.) directly to mobile users based on their interests, time of day and geographic location. The technology behind eMAP was first developed in 2000 and patent protected since 2003. Acuity Mobile harnesses the power of mobility to improve content delivery for marketers and their consumers. For more information, please visit www.acuitymobile.com.

About NAVTEQ

NAVTEQ is the leading global provider of digital map, traffic and location data that enables navigation and location-based platforms around the world. NAVTEQ supplies comprehensive digital map information to power automotive navigation systems, portable and wireless devices, Internet-based mapping applications and government and business solutions. The Chicago-based company was founded in 1985 and has approximately 4,400 employees located in 192 offices and in 43 countries. NAVTEQ is a fully-owned subsidiary of Nokia Corporation.

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways - fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

NAVTEQ, LocationPoint and Nokia are trademarks in the U.S. and other countries. All rights reserved.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) our ability to develop and grow our consumer Internet services business; D) expectations regarding market developments and structural changes; E) expectations regarding our mobile device volumes, market share, prices and margins; F) expectations and targets for our results of operations; G) the outcome of pending and threatened litigation; H) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners; 2) the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 3) the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 4) competitiveness of our product, services and solutions portfolio; 5) our ability to successfully manage costs; 6) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies; 7) the success, financial condition and performance of our suppliers, collaboration partners and customers; 8) our ability to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices; 9) the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex technologies as required by the market; 10) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products, services and solutions; 11) the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business; 12) our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions; 13) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 14) inventory management risks resulting from shifts in market demand; 15) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions; 16) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) the management of our customer financing exposure; 20) our ability to retain, motivate, develop and recruit appropriately skilled employees; 21) whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 22) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 23) unfavorable outcome of litigations; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; as well as the risk factors specified on pages 11-28 of Nokia’s annual report on Form 20-F for the year ended December 31, 2008 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

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